Rainchief Energy Inc.

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

These consolidated financial statements have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, using management’s best estimates and judgments based on currently available information. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Company’s independent auditors, WDM Chartered Accountants, were appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States) and their report follows.

“Paul Heney”

Paul E. Heney

Director

“Bradley Moynes”

Bradley J. Moynes

Director

2

Independent Auditors’ Report

To the Shareholders of:

Rainchief Energy Inc.

We have audited the accompanying consolidated financial statements of Rainchief Energy Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, the consolidated statements of changes in shareholders’ equity, comprehensive loss, and cash flows for the years ended December 31, 2012, 2011, and 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Rainchief Energy Inc. and its subsidiaries as at December 31, 2012 and 2011, and their financial performance and their cash flows for the years ended December 31, 2012, 2011, and 2010, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter – Going Concern

In forming our opinion, which is not qualified, we have considered the adequacy of the disclosures made in Note 1 to the consolidated financial statements concerning the ability of Rainchief Energy Inc. and its subsidiaries to continue as a going concern. The company incurred a net loss of $226,261 during the year ended December 31, 2012, and as of that date, had accumulated losses of $3,592,881 since inception and a working capital deficiency of $432,306. These conditions, along with the other matters explained in Note 1 to the consolidated financial statements, indicate the existence of material uncertainties that raise substantial doubt about the company’s ability to continue as a going concern. The financial statements do not include the adjustments that would result if Rainchief Energy Inc. and its subsidiaries were unable to continue as a going concern.

“WDM Chartered Accountants”

Vancouver, B.C., Canada

April 29, 2013

3

RAINCHIEF ENERGY INC.

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

	Note	December 31, 2012	December 31, 2011
		$	$
ASSETS

CURRENT
Cash		-	34,180
HST Recoverable		40,765	25,228

		40,765	59,408
NON-CURRENT
Property and Equipment	6	1,196	1,397
Oil and Gas Property	7	108,053	-

		150,014	60,805

LIABILITIES

CURRENT
Bank Indebtedness		16	-
Trade and Other Payables	8	317,691	187,128
Promissory Notes	10	155,364	-

		473,071	187,128

SHAREHOLDERS' DEFICIENCY

Share Capital		2,993,514	2,922,923
Share Subscription Advance		-	41,064
Share Purchase Warrant Reserve		276,310	276,310
Deficit		(3,592,881)	(3,366,620)

		(323,057)	(126,323)

		150,014	60,805

Nature and Continuance of Operations (Note 1)

Subsequent Events (Note 17)

Segmented Information (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

“Paul Heney”	“Bradley Moynes”

     Paul E. Heney, Director Bradley J. Moynes, Director

4

RAINCHIEF ENERGY INC.

Consolidated Statements of Changes in Shareholders’ Deficiency

For the Years Ended December 31, 2012, 2011, and 2010

(Expressed in Canadian Dollars)

	Note	Number of Common Shares	Share Capital	Share Subscription Advance	Share Purchase Warrant Reserve	Deficit	Total Shareholders’ Deficit
			$	$	$	$	$

Balance, December 31, 2009		27,838,852	2,241,445	5,384	318,651	(2,833,625)	(268,145)

Share Consolidation	11(b)(i)	(25,054,944)	-	-	-	-	-
Shares Issued for Cash, Net of Issuance Costs	11(b)(ii)	10,660,000	198,215	(5,384)	-	-	192,831
Shares Issued for Debt	11(b)(iii)	15,130,000	152,600	-	-	-	152,600
Shares and Warrants Issued for Business Acquisition	5	4,000,000	80,000	-	18,600	-	98,600
Shares Issued for Exercise of Warrants	5	5,000,000	101,386	-	-	-	101,386
Fair Value of Warrants Exercised	5	-	13,286	-	(13,286)	-	-
Fair Value of Expired Warrants		-	-	-	(47,655)	47,655	-
Share Subscriptions Received		-	-	196,263	-	-	196,263
Net Comprehensive Loss		-	-	-	-	(398,327)	(398,327)

Balance, December 31, 2010		37,573,908	2,786,932	196,263	276,310	(3,184,297)	75,208

Shares Issued for Cash, Net of Issuance Costs	11(b)(iv)	1,703,334	233,327	(196,263)	-	-	37,064
Shares Surrendered and Cancelled	5	(4,500,000)	(97,336)	-	-	-	(97,336)
Share Subscriptions Received		-	-	41,064	-	-	41,064
Net Comprehensive Loss		-	-	-	-	(182,323)	(182,323)

Balance, December 31, 2011		34,777,242	2,922,923	41,064	276,310	(3,366,620)	(126,323)

Shares Issued for Cash, Net of Issuance Costs	11(b)(v)	1,330,000	26,051	(41,064)	-	-	(15,013)
Shares Issued for Exercise of Warrants	11(b)(vi)	2,200,000	44,137	-	-	-	44,137
Shares Repurchased and Cancelled	11(b)(vii)	(1,100,000)	(22,097)	-	-	-	(22,097)
Shares Reissued	11(b)(viii)	200,000	-	-	-	-	-
Shares Issued for Services	11(d)	750,000	22,500	-	-	-	22,500
Net Comprehensive Loss		-	-	-	-	(226,261)	(226,261)

Balance, December 31, 2012		38,157,242	2,993,514	-	276,310	(3,592,881)	(323,057)

Share Consolidation (Note 17(a))

The accompanying notes are an integral part of these consolidated financial statements.

5

RAINCHIEF ENERGY INC.

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2012, 2011, and 2010

(Expressed in Canadian Dollars)

	Note	2012	2011	2010
		$	$	$
EXPENSES

Accounting, Audit, and Legal		51,624	56,638	44,025
Advertising, Promotion, and Website Development		-	6,000	16,500
Bad Debt		-	-	5,900
Consulting		75,000	80,668	42,233
Depreciation		201	282	107
Development Costs		-	14,046	3,480
Filing and Transfer Agent Fees		21,283	20,264	17,639
Interest and Bank Charges		459	484	283
Management Fees	13(b)	60,000	60,000	105,817
Office Expenses, Rent, and Telephone		632	11,534	5,671
Property Investigation		-	9,487	-
Share-Based Compensation	11(d)	22,500	-	-
Travel and Automobile		649	11,802	9,177

		232,348	271,205	250,832

LOSS BEFORE OTHER ITEMS		(232,348)	(271,205)	(250,832)

Foreign Exchange Loss		(783)	(8,454)	(9,917)
Gain on Surrender of Shares	5	-	97,336	-
Gain (Loss) on Settlement of Debts		6,870	-	(13,332)
Acquisition-Related Costs	5	-	-	(25,646)
Write-Down Intangible Asset	5			(98,600)

NET LOSS FOR THE YEAR		(226,261)	(182,323)	(398,327)

Other Comprehensive Income		-	-	-

NET COMPREHENSIVE LOSS FOR THE YEAR		(226,261)	(182,323)	(398,327)

POST-SHARE CONSOLIDATION	17(a)

Basic and Diluted Loss per Share		(0.301)	(0.258)	(1.073)

Weighted Average Number of Shares Outstanding		751,051	707,756	371,206

The accompanying notes are an integral part of these consolidated financial statements.

6

RAINCHIEF ENERGY INC.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2012, 2011, and 2010

(Expressed in Canadian Dollars)

	Note	2012	2011	2010
		$	$	$
Cash Provided BY (USED IN):

OPERATING ACTIVITIES

Net Loss for the Year		(226,261)	(182,323)	(398,327)

Non-Cash Items
Bad Debt		-	-	5,900
Depreciation		201	282	107
Shares-Based Payments		22,500	-	-
Gain on Surrender of Shares		-	(97,336)
(Gain) Loss on Settlement of Debts		(6,870)	-	13,332
Write-Down Intangible Asset		-	-	124,246

		(210,430)	(279,377)	(254,742)

Change in Non-Cash Working Capital Accounts	12(a)	121,896	45,164	(12,879)

		(88,534)	(234,213)	(267,621)

FINANCING ACTIVITIES

Shares Issued for Cash, Net of Issuance Costs		26,051	37,064	279,227
Share Subscription Receivable		-	20,374	-
Shares Subscription Advance		(41,064)	41,064	196,263
Shares Issued on Exercise of Warrants		44,137	-	-
Repurchase of Common Shares		(22,097)	-	-
Issuance of Promissory Notes		155,364	-	-

		162,391	98,502	475,490

INVESTING ACTIVITIES

Acquisition of Equipment		-	(1,346)	-
Acquisition of Oil and Gas Property		(108,053)	-	(25,646)

		(108,053)	(1,346)	(25,646)

(DECREASE) INCREASE IN CASH		(34,196)	(137,057)	182,223

Cash (Bank Indebtedness), Beginning of the Year		34,180	171,237	(10,986)

(BANK INDEBTEDNESS) Cash, End of the yeaR		(16)	34,180	171,237

Supplemental Cash Flow Information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

7

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Rainchief Energy Inc. (the “Company”) was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia, Canada. The Company is engaged in identifying, financing, and developing oil and gas energy resource properties in North America, including the development of the Gulf Jensen Oil Prospect in New Mexico, United States (Note 7). Prior to 2012, the Company was engaged in the financing and development of photovoltaic solar energy projects in Europe (Note 5) and had operations in wine and spirit distribution.

The head office, principal address, and records office of the Company are located at Suite 1110 – 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards on the basis that the Company is a going concern and will be able to meet its obligations and continue its operations for its next fiscal year. Several conditions as set out below cast uncertainties on the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon the financial support from its creditors, shareholders, and related parties, its ability to obtain financing for its development projects, and upon the attainment of future profitable operations.

The Company has not yet achieved profitable operations, has incurred significant operating losses and negative cash flows from operations, and has been reliant on external financing of equity. As at December 31, 2012, the Company has accumulated losses of $3,592,881 since inception and a working capital deficiency of $432,306. There is no assurance that the Company will be successful with generating and maintaining profitable operations, or able to secure future debt or equity financing for its working capital and development activities.

These consolidated financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities, which would be necessary should the Company be unable to continue as a going concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as available-for-sale that have been measured at fair value. Cost is the fair value of the consideration given in exchange for net assets.

b)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved and authorized for issue by the Board of Directors on April 29, 2013.

8

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (collectively, the “Company”). Intercompany balances and transactions are eliminated in preparing the consolidated financial statements. The following companies have been consolidated within these consolidated financial statements:

Entity	Country of Incorporation	Holding	Functional Currency

Rainchief Energy Inc.	Canada	Parent Company	Canadian Dollar
Jaydoc Capital Corp. (Note 5)	Canada	100%	Canadian Dollar
Rainchief Renewable-1 S.R.L.	Italy	100%	Canadian Dollar

The Company through its subsidiaries, Jaydoc Capital Corp. and Rainchief Renewable-1 S.R.L., was engaged in the development of photovoltaic solar energy projects in Europe until December 31, 2011.

The financial results of the Company’s reporting segments have been presented in Note 18.

d)	Foreign Currency

These consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company. Each subsidiary determines its own functional currency (Note 2(c)) and items included in the financial statements of each subsidiary are measured using that functional currency.

i)	Transactions and Balances in Foreign Currencies

Foreign currency transactions are translated into the functional currency of the respective entity, using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items at year-end exchange rates are recognized in profit or loss.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction and are not retranslated. Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

ii)	Foreign Operations

On consolidation, the assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rate prevailing at the reporting date and their revenues and expenses are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income and accumulated in the currency translation reserve in equity. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in earnings and recognized as part of the gain or loss on disposal.

9

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is recognized to write off the cost of the property and equipment less their residual values over their useful lives using the declining balance method at 30% per annum for computer equipment and 20% for furniture and equipment, except in the year of acquisition when one-half of the rate is used. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

f)	Oil and Gas Property

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas reserves are capitalized on a property-by-property basis. Such costs include land acquisition costs, geological and geophysical costs, drilling and other costs related to exploration and development activities and do not necessarily reflect present or future values. Proceeds from the disposal of oil and gas properties are applied against the capitalized costs of the related property.

Upon commencement of production, capitalized costs are depleted using the unit-of-production method, based on estimated probable and proven oil and gas reserves determined by independent engineers.

g)	Impairment of Non-Current Assets

The carrying amounts of non-current assets are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Individual assets are grouped together as a cash generating unit for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are independent from other group assets.

The recoverable amount of an asset or cash generating unit is the higher of its fair value less costs to sell and its value in use. An impairment loss exists if the asset’s or cash generating unit’s carrying amount exceeds the recoverable amount and is recorded as an expense immediately. In assessing the value in use, the estimated future cash flows are adjusted for the risks specific to the cash generating unit and are discounted to their present value with a discount rate that reflects the current market indicators.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately.

10

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)	Provision for Restoration and Rehabilitation

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation as a result of exploration and development activities undertaken, it is more likely than not that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligation includes the cost of removing facilities, abandoning sites, and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date. The estimated cost is capitalized into the cost of the related asset and amortized on the same basis as the related assets. The liability is increased over time to reflect an accretion to the amount ultimately payable on the date it is paid.

As at December 31, 2012 and 2011, the Company has no material restoration and rehabilitation obligations.

i)	Share Capital

The Company records proceeds from share issuances, net of commissions and issuance costs.  Shares issued for other than cash consideration are valued at the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: (i) the date the shares are issued, and (ii) the date the agreement to issue the shares is reached.

j)	Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other share-based payments is recorded based on the estimated fair value using the Black-Scholes option-pricing model at the grant date and charged to profit over the vesting period. The amount recognized as an expense is adjusted to reflect the number of equity instruments expected to vest.

Upon the exercise of stock options and other share-based payments, consideration received on the exercise of these equity instruments is recorded as share capital and the related share-based payment reserve is transferred to share capital. The fair value of unexercised equity instruments are transferred from reserve to retained earnings upon expiry.

k)	Loss per Share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares issued and outstanding during the reporting period. Diluted loss per share is the same as basic loss per share, as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive.

l)	Income Taxes

Tax expense recognized in profit or loss comprises the sum of deferred tax and current tax not recognized in other comprehensive income or directly in equity.

i)	Current Income Tax

Current income tax assets and liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

11

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

l) Income Taxes (Continued)

ii)	Deferred Income Tax

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

m)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and financial liabilities are measured subsequently as described below. The Company does not have any derivative financial instruments.

i)	Financial Assets

For the purpose of subsequent measurement, financial assets other than those designated and effective as hedging instruments are classified into the following categories upon initial recognition:

•	Financial assets at fair value through profit or loss;
•	Loans and receivables;
•	Held-to-maturity investments; and
•	Available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in profit or loss or in other comprehensive income.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

12

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

m) Financial Instruments (Continued)

i)	Financial Assets (Continued)

•	Financial assets at fair value through profit or loss – Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments. Assets in this category are measured at fair value with gains or losses recognized in profit or loss. The Company’s cash falls into this category of financial instruments.

•	Loans and receivables – Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method less any provision for impairment. Discounting is omitted where the effect of discounting is immaterial. The Company currently does not hold financial assets in this category.

•	Held-to-maturity investments – Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables. Investments are classified as held-to-maturity if the Company has the intention and ability to hold them until maturity. The Company currently does not hold financial assets in this category.

Held-to-maturity investments are measured subsequently at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired as determined by reference to external credit ratings, then the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

•	Available-for-sale financial assets – Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. The Company currently does not hold financial assets in this category.

Available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses and foreign exchange differences on monetary assets, which are recognized in profit or loss. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified from the equity reserve to profit or loss, and presented as a reclassification adjustment within other comprehensive income.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale financial assets, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income and accumulated in the revaluation reserve.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

13

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

m) Financial Instruments (Continued)

ii) Financial Liabilities

For the purpose of subsequent measurement, financial liabilities are classified as either financial liabilities at fair value through profit or loss, or other financial liabilities upon initial recognition.

•	Financial liabilities at fair value through profit or loss – Financial liabilities at fair value through profit or loss include financial liabilities that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. Liabilities in this category are measured at fair value with gains or losses recognized in profit or loss. The Company’s bank indebtedness falls into this category of financial instruments.

•	Other financial liabilities – Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized as well as through the effective interest rate method amortization process. The Company’s bank indebtedness, trade and other payables, and promissory notes payable fall into this category of financial instruments.

A financial liability is derecognized when it is extinguished, discharged, cancelled or expired.

n)	Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year. These reclassifications have no effect on the consolidated net comprehensive loss for the years ended December 31, 2012 and 2011.

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

In the application of the Company’s accounting policies which are described in Note 2, management is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

a)	Deferred Tax Assets

Deferred tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

14

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

(Continued)

b)	Oil and Gas Reserves and Resources

Measurements of depletion, depreciation, impairment, and rehabilitation and restoration obligations are determined in part based on the Company’s estimate of oil and gas reserves and resources. The estimation of reserves and resources is an inherently complex process and involves the exercise of professional judgment.

Oil and gas reserves and resources estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

c)	Provision for Legal Claim

On December 31, 2009, the Company recorded a provision of $60,750 in connection with a claim relating to certain royalty payments owed by the Company under a licensing agreement (Note 9). The provision represents the Company’s estimated maximum potential liability. The outcome of the claim is uncertain.

d)	Provision for Restoration and Rehabilitation

The Company recognizes a provision for future abandonment activities in the financial statements equal to the net present value of the estimated future expenditures required to settle the estimated future obligation at the statement of financial position date. The measurement of the restoration and rehabilitation obligation involves the use of estimates and assumptions including the discount rate, the expected timing of future expenditures and the amount of future abandonment costs. The estimates were made by management and external consultants considering current costs, technology and enacted legislation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

NOTE 4 – ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new accounting standards, amendments to standards, and interpretations are issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements.  The Company intends to adopt the following standards when they become effective.  These standards are required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted.  The Company has not yet determined the impact of these standards on its consolidated financial statements.

a)	IFRS 9 – Financial Instruments

IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets as defined in IAS 39. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income.

15

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 4 – ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE (Continued)

b)	IFRS 10 – Consolidated Financial Statements

IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 10 sets out three elements of control: a) power over the investee; b) exposure, or rights, to variable returns from involvement with the investee; and c) the ability to use power over the investee to affect the amount of the investors’ return. IFRS 10 sets out the requirements on how to apply the control principle. IFRS 10 supersedes International Accounting Standards (“IAS”) 27 “Consolidated and Separate Financial Statements” and Standing Interpretations Committee (“SIC”) 12 “Consolidation – Special Purpose Entities.”

c)	IFRS 11 – Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 “Interests in Joint Ventures”, and SIC 13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers.”

d)	IFRS 12 – Disclosure of Interest in Other Entities

IFRS 12 combines the disclosure requirements for an entity’s interests in subsidiaries, joint arrangements, associates, and structured entities into one comprehensive disclosure standard. The objective of IFRS 12 is for an entity to disclose information that helps users of its financial statements evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance, and cash flows. IFRS 12 also requires that an entity disclose the significant judgments and assumptions it has made.

e)	IFRS 13 – Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to measure fair value under IFRS when fair value is required or permitted by IFRS.

f)	IAS 28 – Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 applies to all entities that are investors with joint control of, or significant influence over, an investee (associate or joint venture).

16

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 5 – ACQUISITION OF JAYDOC CAPITAL CORP.

On December 22, 2010, the Company acquired all of the issued and outstanding common shares of Jaydoc Capital Corp. (“Jaydoc”), a company incorporated under the Business Corporations Act of the Province of British Columbia, Canada. Jaydoc was acquired to facilitate the Company’s business venture in solar energy development. The purchase price of $98,600 was satisfied by the issuance of 4,000,000 common shares with a fair value of $80,000 and 7,000,000 share purchase warrants with a fair value of $18,600. The Company incurred legal fees of $25,646 in connection with the acquisition.

On November 22, 2010, the former shareholders of Jaydoc (the “vendors”) subscribed to 5,000,000 common shares of the Company upon the exercise of warrants for gross proceeds totaling $101,386 (US$100,000) at an exercise price of US$0.02 per share. The fair value of these warrants in the amount of $13,286 was transferred from reserve to share capital accordingly. The remaining 2,000,000 warrants expired unexercised.

On December 31, 2010, the Company wrote down the intangible asset due to the lack of reliable measurement of the future cash flows of the solar energy project.

On March 4, 2011, the Company entered into a Stock Surrender, Settlement and Voluntary Pooling Agreement with the vendors who agreed to surrender 50% of the common shares received for the sale of Jaydoc and 50% of the common shares received upon the exercise of warrants. Accordingly, a total of 4,500,000 common shares were returned to the treasury of the Company as final settlement of deficiencies identified by the Company in certain representations arising out of the Jaydoc acquisition. The Company recorded the book value of the shares surrendered in the amount of $97,336 as a gain in 2011.

NOTE 6 – PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture and Equipment	Total
	$	$	$
COST

At December 31, 2010	3,890	1,656	5,546

Additions	1,346	-	1,346

At December 31, 2011	5,236	1,656	6,892

Additions	-	-	-

At December 31, 2012	5,236	1,656	6,892

ACCUMULATED DEPRECIATION

At December 31, 2010	3,757	1,456	5,213

Depreciation	242	40	282

At December 31, 2011	3,999	1,496	5,495

Depreciation	169	32	201

At December 31, 2012	4,168	1,528	5,696

NET BOOK VALUE

At December 31, 2011	1,237	160	1,397

At December 31, 2012	1,068	128	1,196

17

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 7 – OIL AND GAS PROPERTY

On February 10, 2012, the Company entered into an agreement with Nueva Oil and Gas Corporation (“Nueva”) for a farm-in interest in certain oil and gas leases in Curry County, New Mexico, United States (the “Gulf Jensen Oil Prospect”). Nueva is an arm’s length private oil company based in Calgary, Canada.

Pursuant to the terms of the agreement, the Company agreed to pay US$33,400 (CDN$34,140) upon execution of the agreement and undertook to fund 100% of the cost of an initial seismic program. In addition, the Company was granted an option to acquire a 90% working interest in the Gulf Jensen Oil Prospect which the Company exercised on April 4, 2012 and paid Nueva US$75,000 (CDN$73,913). The Company’s net revenue interest is 80.0% inclusive of the lessor royalties and the over-riding royalties.

As of December 31, 2012, capitalized acquisition costs of the Gulf Jensen Oil Prospect totalled $108,053.

NOTE 8 – TRADE AND OTHER PAYABLES

	2012	2011
	$	$

Trade Payables	169,123	88,700
Accrued Liability	20,000	18,000
Legal Claim Provision (Note 9)	60,750	60,750
Related Party Payable (Note 13(a)(i))	67,818	19,678

	317,691	187,128

NOTE 9 – LEGAL CLAIM

In March 2009, the Company was served with a Notice of Termination citing breach of a licensing agreement by the Company as a result of its default on certain royalty payments. On December 31, 2009, the Company recorded a provision for the total amount of claim against the Company of $60,750.

The outcome of this legal claim is uncertain, and management is of the opinion that the claim has no merit and seeks to recover all costs. Any recovery resulting from the resolution of this claim will be accounted for in the period of settlement.

NOTE 10 – PROMISSORY NOTES

During 2012, the Company issued promissory notes totalling $155,364. The notes are non-interest bearing, unsecured, and have a maturity date of December 31, 2013.

The notes may be convertible into common shares of the Company in whole or in part at the option of the holder upon terms to be determined by the Company either 10 days prior to repayment of the notes or the maturity date, whichever shall occur first.

The notes shall become immediately payable should the Company complete financing in excess of US$5,000,000 prior to December 31, 2013, and shall bear interest at 3% per annum compounded annually should the Company default on the notes.

As at December 31, 2012, the notes included $32,102 owed to a related company controlled by a Director (also an officer) of the Company.

18

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 11 – SHARE CAPITAL

a)	Authorized Capital

Unlimited number of common shares without par value.

b) Issued and Outstanding Common Shares

i)	Effective March 22, 2010, the Company consolidated its common shares on the basis of 10 old common shares for one new common share.

ii)	On March 22, 2010, the Company completed a private placement of 50,000 units at US$0.10 per unit, raising total gross proceeds of US$5,000 ($5,384). Each unit consisted of one common share and one warrant exercisable into one common share at US$1.00 per share until March 22, 2011. The subscription proceeds were received in 2009.

On May 19, 2010, the Company completed a private placement of 9,110,000 units at US$0.02 per unit, raising gross proceeds of US$182,200 ($191,505). Each unit consisted of one common share and one warrant exercisable into one common share at US$0.02 per share until March 30, 2015.

On October 5, 2010, the Company completed a private placement of 500,000 units at US$0.04 per unit, raising gross proceeds of US$20,000 ($20,276). Each unit consisted of one common share and one warrant exercisable into one common share at US$0.04 per share until October 15, 2015.

On November 22, 2010, the Company completed a private placement of 1,000,000 units at US$0.02 per unit, raising gross proceeds of US$20,000 ($20,374). Each unit consisted of one common share and one warrant exercisable into one common share at US$0.02 per share until October 28, 2015. The subscription proceeds owing by a Director of the Company was received subsequently in April 2011.

iii)	On May 19, 2010, the Company issued 15,000,000 common shares with a fair value of $150,000 for settlement of debts totaling $97,710, and accordingly recorded a loss of $52,290 on debt settlement. These debts were owed, on the date of settlement, to arm’s length parties who acquired the debts from related parties of the Company for a nominal consideration of $10. Concurrent with the debt settlement, the Company wrote off $5,900 in an amount owed by a related party.

On November 2, 2010, the Company paid $5,000 in cash and issued 130,000 common shares with a fair value of $2,600 for settlement of accounts payable totaling $46,558 owing to arm’s length parties. The Company recorded a gain of $38,958 on debt settlement.

iv)	On January 24, 2011, the Company completed a private placement of 1,300,001 shares at US$0.15 per share, raising gross proceeds of US$195,000 ($196,263).

On March 14, 2011, the Company completed a private placement of 403,333 shares at US$0.15 per share, raising gross proceeds of US$60,500 ($59,356).

v)	On January 17, 2012, the Company completed a private placement of 1,330,000 units at US$0.03 per unit, raising gross proceeds of US$39,900 ($41,064). Each unit consists of one common share and one share purchase warrant exercisable into one common share at US$0.03 per share until December 31, 2013.

vi)	During the year ended December 31, 2012, the Company issued a total of 2,200,000 common shares upon the exercise of warrants at an exercise price of US$0.02 per share for total gross proceeds of US$44,000 ($44,137).
19

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 11 – SHARE CAPITAL (Continued)

b) Issued and Outstanding Common Shares (Continued)

vii)	On March 2, 2012, the Company repurchased 1,100,000 units at US$0.02 per unit for a total cost of US$22,000 ($22,097). These units were initially issued in a private placement completed in May 2010 at a subscription price of US$0.02 per unit for total gross proceeds of US$22,000 ($22,097). Each unit consisted of one common share and one warrant exercisable into one common share at US$0.02 per share until March 30, 2015. These units were returned to treasury and cancelled.

viii)	On March 21, 2012, the Company issued 200,000 common shares to the President of the Company and a person related to the President. The related parties purchased these shares in the Company in 2002. However, the share certificates evidencing the share subscription were not recorded by the share transfer agent as a result of a clerical oversight. Accordingly, the Directors of the Company authorized the issuance of share certificates to the related parties as evidence of their ownership of the shares and to accurately reflect the number of common shares outstanding.

c)	Share Purchase Warrants

The continuity of warrants for the years ended December 31, 2012 is summarized below.

Expiry Date	Exercise Price	December 31, 2011	Issued	Exercised	Expired/ Cancelled	December 31, 2012

December 31, 2013	US$0.03	-	1,330,000	-	-	1,330,000
June 30, 2014	US$0.80	320,000	-	-	-	320,000
March 30, 2015	US$0.02	9,110,000	-	(2,200,000)	(1,100,000)	5,810,000
October 15, 2015	US$0.04	500,000	-	-	-	500,000
October 28, 2015	US$0.02	1,000,000	-	-	-	1,000,000

Total		10,930,000	1,330,000	(2,200,000)	(1,100,000)	8,960,000

Weighted Average Exercise Price		US$0.04	US$0.03	US$0.02	US$0.02	US$0.05

The continuity of warrants for the years ended December 31, 2011 is summarized below.

Expiry Date	Exercise Price	December 31, 2010	Issued	Exercised	Expired/ Cancelled	December 31, 2011

March 22, 2011	US$1.00	50,000	-	-	(50,000)	-
June 30, 2014	US$0.80	320,000	-	-	-	320,000
March 30, 2015	US$0.02	9,110,000	-	-	-	9,110,000
October 15, 2015	US$0.04	500,000	-	-	-	500,000
October 28, 2015	US$0.02	1,000,000	-	-	-	1,000,000

Total		10,980,000	-	-	(50,000)	10,930,000

Weighted Average Exercise Price		US$0.05	-	-	US$1.00	US$0.04

20

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 11 – SHARE CAPITAL (Continued)

c)	Share Purchase Warrants (Continued)

The continuity of warrants for the years ended December 31, 2010 is summarized below. . The quantity and exercise price of warrants have been restated to reflect the share consolidation which took effect on March 22, 2010 (Note 11(b)(i)).

Expiry Date	Exercise Price	December 31, 2009	Issued	Exercised	Expired/ Cancelled	December 31, 2010

March 27, 2010	US$1.00	10,000	-	-	(10,000)	-
March 31, 2010	US$1.00	48,000	-	-	(48,000)	-
April 30, 2010	US$1.00	150,000	-	-	(150,000)	-
May 29, 2010	US$1.00	189,000	-	-	(189,000)	-
August 5, 2010	US$1.00	5,000	-	-	(5,000)	-
October 31, 2010	US$1.00	50,000	-	-	(50,000)	-
November 22, 2010	US$0.02	-	7,000,000	(5,000,000)	(2,000,000)	-
March 22, 2011	US$1.00	-	50,000	-	-	50,000
June 30, 2014	US$0.80	320,000	-	-	-	320,000
March 30, 2015	US$0.02	-	9,110,000	-	-	9,110,000
October 15, 2015	US$0.04	-	500,000	-	-	500,000
October 28, 2015	US$0.02	-	1,000,000	-	-	1,000,000

Total		772,000	17,660,000	(5,000,000)	(2,452,000)	10,980,000

Weighted Average Exercise Price		US$0.92	US$0.02	US$0.02	US$0.20	US$0.05

d) Share-Based Payments

On April 17, 2012, the Company issued 750,000 common shares at a fair value of US$0.03 per share to the Directors of the Company as compensation for services rendered. Accordingly, share-based compensation of $22,500 was recorded.

During the year ended December 31, 2011, the Company did not issue any share-based payments.

During the year ended December 31, 2010, the Company issued 7,000,000 warrants with a fair value of $18,600 for the acquisition of a subsidiary (Note 5). This share-based payment was included in the acquisition cost of the subsidiary. The fair value of these warrants was estimated at the date of issuance based on the Black-Scholes option pricing model with the following assumptions:

Risk-Free Annual Interest Rate	0.89%
Expected Annual Dividend Yield	0%
Expected Stock Price Volatility	98%
Expected Life of Warrants	0.1 years

Option pricing models require the input of highly subjective assumptions. The volatility assumption is based on an analysis of historical volatility over a period equivalent to the expected life of the warrants. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a single reliable measure of the fair value of warrants.

21

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

e) Escrow Shares

As at December 31, 2012, the Company had 562,500 shares held in escrow (2011 – 2,812,500).

NOTE 12 – SUPPLEMENTAL CASH FLOW INFORMATION

		2012	2011	2010
		$	$	$
a)	Change in Non-Cash Working Capital Accounts

	HST Recoverable	(15,537)	(12,024)	640
	Trade and Other Payables	137,433	57,188	(13,519)

		121,896	45,164	(12,879)

b)	Significant Non-Cash Financing Activity

	Shares Issued for Business Acquisition	-	-	80,000
	Warrants Issued for Business Acquisition	-	-	18,600
	Shares Issued for Settlement of Debts	-	-	152,600
	Shares Issued for Services	22,500	-	-

		22,500	-	251,200

c)	Other Information

	Interest Paid	40	-	1,787
	Income Taxes Paid	-	-	-

NOTE 13 – RELATED PARTIES TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed. Details of transactions between the Company and other related parties, in addition to those transactions disclosed elsewhere in these consolidated financial statements, are described below.

a) Related Party Balances

(i)	Trade and other payables

As at December 31, 2012, the Company has $67,818 (2011 – $19,678) in trade and other payables owed to key management personnel. The amounts owed to key management personnel arose from outstanding management fees, and are non-interest bearing, unsecured and have no specified terms of repayment.

(ii)	Promissory Notes

Included in promissory notes as at December 31, 2012 was $32,102 (including US$17,000) owed to a company controlled by a Director (also an officer) of the Company. There were no promissory notes issued to related parties in 2011.

22

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 13 – RELATED PARTIES TRANSACTIONS (Continued)

b) Compensation of Key Management Personnel

The Company incurred management fees and share-based payments for services provided by key management personnel for the years ended December 31, 2012 and 2011 as described below. All related party transactions were in the ordinary course of business and were measured at their exchange amount.

	2012	2011	2010
	$	$	$

Management Fees	60,000	60,000	105,817
Share-Based Payments (Note 11(d))	22,500	-	-

	82,500	60,000	105,817

NOTE 14 – INCOME TAX

a) Deferred Tax Assets and Liabilities

The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consists of the following amounts:

	December 31,	December 31,
	2012	2011
	$	$

Non-Capital Losses	3,299,209	3,073,059
Capital Losses	2,718	2,718
Property and Equipment	28,956	28,755
Share Issuance Costs	45,303	52,879

	3,376,186	3,157,411

As at December 31, 2012, the Company has non-capital losses of approximately $3,299,100 which may be applied to reduce Canadian taxable income of future years. The non-capital losses expire as follows:

2014	17,300
2015	86,300
2026	313,100
2027	515,300
2028	367,400
2029	1,157,900
2030	307,400
2031	301,400
2032	233,000

3,299,100

23

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 14 – INCOME TAX (Continued)

b) Income Tax Expense

The income tax expense of the Company is reconciled to the net loss for the year as reported in the consolidated statement of comprehensive loss as follows:

	2012	2011	2010
	$	$	$

Recovery of Income Tax Calculated at the Statutory Rate of 13.5%	(30,545)	(24,614)	(53,774)
Permanent Differences	3,038	-	-
Deferred Tax Assets Not Recognized	29,534	34,193	45,845
Effect of Change in Tax Rates	-	(6,570)	8,387
Expiration of Non-Capital Losses and Other	(2,027)	(3,009)	(458)

Income Tax Expense	-	-	-

NOTE 15 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Company is exposed to various risks in relation to financial instruments. The Company’s financial assets and liabilities by category are summarized in Note 2(m). The Company’s risk management is coordinated in close co-operation with the board of directors and focuses on actively securing the Company’s short to medium-term cash flows and raising finances for the Company’s capital expenditure program. The Company does not actively engage in the trading of financial assets for speculative purposes.

The most significant financial risks to which the Company is exposed are described below.

a)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is dependent upon the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. The Company has a working capital deficiency of $432,306 as at December 31, 2012. There can be no assurance that such financing will be available on terms acceptable to the Company.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

c) Credit risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. The Company is in the exploration and development stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk.

d)	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices. The ability of the Company to develop its oil and gas properties and the future profitability of the Company are directly related to the market price of oil. The Company has not hedged any of its future sales. The Company’s input costs are also affected by the price of fuel. The Company closely monitors commodity prices to determine the appropriate course of action.

24

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 15 – FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Continued)

e)     Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign exchange risk to the extent it incurs mineral exploration expenditures and operating costs in foreign currencies including the U.S. Dollar. The Company does not hedge its exposure to fluctuations in the related foreign exchange rates.

As at December 31, 2012, the Company’s financial instruments denominated in U.S. dollars included bank indebtedness in the amount of US$13.

f)	Fair Values

The Company uses the following hierarchy for determining fair value measurements:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: Techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. The Company’s financial instruments were measured at fair value use Level 1 valuation technique during the years ended December 31, 2012 and 2011. The carrying values of the Company’s financial assets and liabilities approximate their fair values.

NOTE 16 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its on-going operations and capital expenditures including investment in resource properties it has or may acquire.

The Company manages its share capital as capital, which as at December 31, 2012 was $2,993,514. At this time, the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund its investments in capital assets and development of oil and gas properties. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

As at December 31, 2012, the Company had a working capital deficiency of $432,306. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the year ended December 31, 2012.

25

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 17 – SUBSEQUENT EVENTS

a)	Share Consolidation

Effective April 3, 2013, the common shares of the Company are consolidated at the ratio of one new common share for every 50 old common shares.

As at December 31, 2012, the number of issued and outstanding common shares of the Company would be 763,144 had the share consolidation been effected as at December 31, 2012. The basic loss per share calculations disclosed in the consolidated statement of comprehensive loss for the years ended December 31, 2012, 2011, and 2010 have been adjusted to reflect the subsequent share consolidation.

b) Debt Settlements

i)	In January 2013, the Company issued 10,000,000 common shares to a company controlled by the President of the Company to settle outstanding accounts payable of $10,000.

ii)	In April 2013, the Company entered into a debt settlement agreement with an arm’s length party to settle outstanding accounts payable of $52,262. The Company paid $15,000 in cash and agreed to issue 250,000 post-April 3, 2013 share consolidation (Note 17(a)) common shares.

c) Promissory Notes Payable

Subsequent to December 31, 2012, the Company received US$8,000 and $11,982 from a non-arm’s length party. The Company issued promissory notes with the same terms as the other promissory notes (Note 10).

26

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements

December 31, 2012 and 2011

(Expressed in Canadian Dollars)

NOTE 18 – SEGMENTED INFORMATION

The Company is engaged in identifying, financing and developing oil and gas energy resource properties in North America. During 2010 and 2011, the Company was engaged in the financing and development of photovoltaic solar energy projects in Europe (Note 5). Prior to 2011, the Company had operations in the distribution of wines and spirits.

	Oil and Gas Exploration			Solar Energy Development			Wine and Spirit Distribution			Corporate			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$

Expenses and Other Items
Depreciation	-	-	-	-	-	-	-	-	-	(201)	(282)	(107)	(201)	(282)	(107)
Other (Expenses) Income	-	(9,487)	-	-	(14,046)	(30,326)	-	-	-	(232,930)	(255,844)	(255,962)	(232,930)	(279,377)	(286,288)
Provision on Legal Claim	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gain on Sale of Subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gain (Loss) on Settlement of Debts	-	-	-	-	-	-	-	-	-	6,870	-	(13,332)	6,870	-	(13,332)
Loss on Sale of Oil and Gas Interests	-	-	-	-	-	-	-	-	-			-			-
Gain on Surrender of Shares	-	-	-	-	97,336	-	-	-	-	-	-	-	-	97,336	-
Write-Down Intangible Assets	-	-	-	-	-	(98,600)	-	-	-	-	-	-	-	-	(98,600)

Net (Loss) Income	-	(9,487)	-	-	83,290	(128,926)	-	-	-	(226,261)	(256,126)	(269,401)	(226,261)	(182,323)	(398,327)

Segment Assets	108,053	-	-	-	-	-	-	-	-	41,961	60,805	205,148	150,014	60,805	205,148

Segment Liabilities	-	-	-	-	-	-	60,750	60,750	60,750	412,321	126,378	69,190	473,071	187,128	129,940

Capital Acquisitions
Equipment	-	-	-	-	-	-	-	-	-	-	1,346	-	-	1,346	-
Intangible Asset	-	-	-	-	-	98,600	-	-	-	-	-	-	-	-	98,600
Oil and Gas Property	108,053	-	-	-	-	-	-	-	-	-	-	-	108,053	-	-

27